Exhibit 99.3

PRESS RELEASE

Addex Reports Q3 2023 Financial Results and Provides Corporate Update

•	ADX71149 Phase 2 epilepsy clinical study completes recruitment of patients, with top line results expected in Q2 2024
•	mGlu2 NAM cognition program receives a €4 million Eurostars grant
•	CHF 4.8M ($5.2M) of cash and cash equivalents at September 30, 2023

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, November 29, 2023 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its Q3 2023 financial results for the period ended September 30, 2023 and provides a corporate update.

“2024 is lining up to be an exciting year for us with data from the ADX71149 Phase 2 epilepsy study expected in Q2 2024 and drug candidates from our GABAB PAM collaboration with Indivior expected to start IND enabling studies,” said Tim Dyer CEO of Addex. “Our M4 PAM schizophrenia and GABAB PAM cough program continue to make solid progress as well as our dipraglurant phase 2 ready program which received a strong validation in post stroke recovery following the publication in Brain.”

Q3 2023 Operating Highlights:

•	ADX71149 epilepsy Phase 2 study completes recruitment - results expected in Q2 2024
•	GABAB PAM Indivior strategic partnership for substance use disorders extended through to end June 2024 with CHF 2.7 million of committed research funding - multiple drug candidates in clinical candidate selection phase
•	GABAB PAM cough program demonstrates in vivo proof of concept
•	mGlu2NAM cognition program receives €4 million grant from Eurostars to advance program to drug candidate selection
•	Data published in Brain supports development of dipraglurant post-stroke recovery
•	M4 PAM schizophrenia program - progressing through clinical candidate selection phase
•	Partnering discussions across the portfolio ongoing

Key Financial Data for the three-months and nine-months ended September 30, 2023:

CHF’ thousands	Q3 23	Q3 22	Change	YTD 23	YTD 22	Change
Income	329	416	(87)	1,463	846	617
R&D expenses	(1,810)	(2,765)	955	(5,389)	(12,277)	6,888
G&A expenses	(1,171)	(1,818)	647	(3,673)	(5,591)	1,918
Total operating loss	(2,652)	(4,167)	1,515	(7,599)	(17,022)	9,423
Finance result, net	35	59	(24)	(100)	(131)	31
Net loss for the period	(2,617)	(4,108)	1,491	(7,699)	(17,153)	9,454
Basic and diluted net loss per share	(0.03)	(0.09)	0.06	(0.11)	(0.42)	0.31
Net increase / (decrease) in cash and cash equivalents	(2,415)	1,610	(4,025)	(2,203)	(10,062)	7,859
Cash and cash equivalents as of September 30	4,754	10,423	(5,669)	4,754	10,423	(5,669)
Shareholders’ equity as of September 30	3,944	7,952	(4,008)	3,944	7,952	(4,008)

Financial Summary:

Income is primarily driven by amounts received under our funded research collaboration with Indivior, recognized as related costs are incurred. During the nine-months ended September 30, 2023, income increased by CHF 0.6 million to CHF 1.4 million compared to CHF 0.8 million in the nine-months ended September 30, 2022. During the third quarter of 2023, income decreased by CHF 0.1 million to CHF 0.3 million compared to CHF 0.4 million in the third quarter of 2022.

R&D expenses decreased by CHF 6.9 million to CHF 5.4 million in the nine-months ended September 30, 2023 compared to CHF 12.3 million in the nine-months ended September 30, 2022 and by CHF 1.0 million to CHF 1.8 million in the third quarter of 2023 compared to CHF 2.8 million in the third quarter of 2022, primarily due to decreased dipraglurant related external research and development activities.

G&A expenses decreased by CHF 1.9 million to CHF 3.7 million in the nine-months ended September 30, 2023 compared to CHF 5.6 million in the nine-months ended September 30, 2022 and by CHF 0.6 million to CHF 1.2 million in the third quarter of 2023 compared to CHF 1.8 million in the third quarter of 2022, primarily due to decreased share-based service costs and D&O insurance costs.

Our net loss decreased by CHF 9.5 million to CHF 7.7 million in the nine-months ended September 30, 2023 compared to CHF 17.2 million in the nine-months ended September 30, 2022 and by CHF 1.5 million to CHF 2.7 million in the third quarter of 2023 compared to CHF 4.2 million in the third quarter of 2022, primarily due to reduced R&D expenses.

Basic and diluted loss per share decreased to CHF 0.11 for the nine-months ended September 30, 2023 compared to CHF 0.42 for the nine-months ended September 30, 2022. For the third quarter of 2023, the basic and diluted loss per share decreased to CHF 0.03 compared to CHF 0.09 for the third quarter of 2022.

Cash and cash equivalents decreased to CHF 4.8 million at September 30, 2023, compared to CHF 10.4 million at September 30, 2022. The decrease of CHF 5.7 million is primarily due to the cash used in our operating activities, partially offset by the proceeds from financing activities mainly related to the equity offering executed on April 3, 2023 and to a lesser extent research funding from Indivior.

Q3 2023 Consolidated Financial Statements:

The third quarter 2023 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, November 29, 2023, at 16:00 CET (15:00 GMT / 10:00 ET / 07:00 PT) to review the third quarter financial results. Tim Dyer, Chief Executive Officer, Robert Lütjens, Head of Discovery - Biology and Mikhail Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration: https://register.vevent.com/register/BI3c9fae3a9f2f4f47a845f71e3c6922e6

Webcast URL: https://edge.media-server.com/mmc/p/dt7y766k

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional “orthosteric” small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM) is in a Phase 2 clinical trial for the treatment of epilepsy. The company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in post-stroke recovery. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAM for chronic cough, mGlu7 NAM for stress related disorders, M4 PAM for schizophrenia and other forms of psychosis and mGlu2 NAM for mild neurocognitive disorders and depression. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.